PRICER

PRESS RELEASE

from Pricer AB (publ) February 25th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 2.45 p.m on Monday 25th of February, 2008.

Pricer launches the first fully scalable wireless graphical ESL supported by an ESL platform

Pricer has unveiled at Euroshop the first mainstream scalable graphical Electronic Shelf Label (ESL) supported by its existing platform. The DotMatrix (DM ESL) is capable of much more than conventional ESL devices. They display what a paper label can display, in its exact typeface and layout, including a readable barcode for store operations and self scanning needs. "The new DM ESL takes away the last hurdles for retail with electronic shelf edge display," says Charles Jackson, Pricer CEO, "DM ESL brings together all the benefits of ESL with all the benefits of paper."

Already, Pricer has been answering two main retail needs with the launch of its larger range of DotMatrix displays. Firstly, Pricer has been complementing its standard grocery retail offer with wireless display solutions for areas where no segment based ESLs have been adequate, such as Fruit and Vegetable and deli counters, for reasons of information flexibility or customer readability. "Every Pricer store is able to support seamlessly these new display devices," says Charles Jackson, "and we are even making many new installations in competitor installed stores." Pricer has also been able to extend the use of ESL into big box retail such as DIY, office supply and electronics with the combination of segment based and pixel based displays. "Our recent mix of new business includes some of the leading Europeans and US big box retailers who now can address their entire pricing needs,' adds Mr. Jackson.

Now, on the basis of this new technology, Pricer is expanding its ESL offering to specialty retailing such as perfume stores, liquor stores and duty frees stores. The DM ESL is more expensive than the standard segment-based ESL devices and will not replace Pricers continuum ESL family. However, Pricer will introduce the DM ESL into hypermarkets, for their category specialty areas such as pharmacy and perfume areas, where information, customer comfort and operational benefit go hand in hand. "In our drive to bring down the total cost of ownership, "adds Mr. Jackson, "we are extending our offering to address all wireless store needs, clearly positioning Pricer as the leader in the industry.

The display relies on new graphical technology termed bi-stable, which is perfectly suited for retail needs. In essence it is a matrix-controlled display that has information storage at the display surface, enabling a pixel graphical representation with very low power needs. While most ESL companies only offer segment based liquid crystal Displays (LCD), today Pricer is the only ESL provider offering scalability in both solutions under one platform.

For further information, please contact:

Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRiCER

PRESS RELEASE

from Pricer AB (publ) February 14th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 4 p.m on Thursday 14th of February, 2008.

Tesco chooses Pricer and Herbert Retail to deliver ESL platform and DotMatrix™ displays for new concept store

Tesco has ordered today 2,750 DotMatrix™ ESL from Herbert Retail and Pricer to be implemented by Herbert Retail in the dry-grocery department in April of 2008. This follows an earlier commitment for 400 DotMatrix™ in the deli counter for the same store. Tesco estimates that this technology will bring operational efficiency by reducing printing costs and labor dependency, labor which can then be redirected to servicing clients.

Tesco had earlier trialed another technology achieving some but not all of the promised benefits. "We are pleased by the size of the order," says Charles Jackson, Pricer CEO. "It is a clear signal when Tesco considers Pricer DotMatrix™ to be a mature scalable technology for their shelf edge display." DotMatrix™ ESL and signage are complementing most new Pricer ESL installations in Europe and the US. They offer retailers the ability to update price and information wirelessly in real time, and are especially suited for those product categories where simple segment based ESL can not display all the information required in an appealing paper-like way. DotMatrix™ relies on bi-stable electronic paper technology which requires little power but can offer a pixel-based display.

Tesco has chosen two different formats of DotMatrix™ ESL, the DM 90 and DM 106 (referring to the active display diagonal of 90 mm or 106 mm). The DM 90 will be for dry-grocery while the DM 106 will be integrated into the deli counter.

About Tesco plc:
Tesco plc is an international grocery and general merchandising retail chain. It is the largest British retailer by both global sales and domestic market share, and is the third-largest retailer in the world, behind Wal-Mart and Carrefour.

About Herbert Retail:
Herbert Retail supplies IT solutions to the major UK retailers. In the competitive UK retail market, customer service has become a key aspect of strategy.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) January 31, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 3:15 p.m on Thursday January 31, 2008.

Eroski's integrated Hypermarkets choose Pricer ESL

Spain's second largest retailer, Eroski, has placed an initial order for 4 Hypermarkets comprising over 100,000 ESL to be installed within the next three months. Eroski has indicated their intention to install a minimum of 6 hypermarkets with Pricer in 2008. The order will be deployed by Pricer's partner, Versia Soluciones.

"We are proud of Eroski's decision" says Oron Branitzky, Vice president Sales for Pricer. "While Eroski is a cooperative and some stores have preferred a more economical solution, Eroski's integrated IT has, following a pilot program, preferred Pricer for hypermarkets under their direct responsibility. "We are quite confident," added Mr. Branitzky, "that with these installations, the entire Eroski organization will at the end of 2008 understand the value of price flexibility, stock management and new display technologies."

Today, Pricer is the choice for all Spanish integrated deployments, such as Carrefour, Cepsa and Metro (Makro). "Retailers with advanced IT departments select Pricer and we have already installed over 2 million ESL in Spain," says Mr. Branitzky. "We are running pilot installations with several other chains where scalability and bandwidth are the foundations of the evaluations."

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) January 31, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 4:15 pm on Thursday January 31, 2008.

METRO C&C ACCELERATES ESL DEPLOYMENT

Metro Cash & Carry Germany, a unit of the world's third largest retailer, has accelerated their deployment of their ESL upgrade program in Germany. Orders have been placed for the replacement of all labels in the last 18 Cash & Carry stores with a total value of over SEK 20 Million (3.1 MUSD) with deliveries taking place during Q1 and Q2 2008.

The program was launched in September 2006 and was planned over three years, but store demand has led the company to accelerate the deployment as well to expand the program worldwide.

"Since the original agreement, Pricer has been committed to providing Metro with the industrial flexibility to manage their ESL program," said Charles Jackson, CEO of Pricer. Today, Metro has installed over 100 Cash and Carry stores with Pricer in more than 8 countries. "The fact that two of the world's largest retailers have selected ESL and Pricer is a source for pride within our organization. We see both retailers taking us to more than 20 countries now, making wireless shelf display for price and stock control a standard for their store operation."

About Metro:
Metro Group operates in 30 countries and employs approximately 250,000 people worldwide. The company is divided into four business units Cash & Carry, Food Retailing, Nonfood Specialty Stores and Department Stores, serving both businesses and consumers. Brand names like Metro Cash & Carry, Real, Media Markt, Saturn and Galeria Kaufhof are all well known in the market.

For further information, please contact:
Charles Jackson, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has nearly 4,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

Year-end Report
January - December 2007

2007 is Pricer's first year with a positive result

- **Net sales for the year amounted to SEK 432.3 M (409.9), an increase of 5 percent**
- **Gross margin improved to 31 (22) percent**
- **Operating result for the year of SEK 6.0 M (-41.0)**
- **Result after tax of SEK 1.0 M (-48.0)**
- **Result per share of SEK 0.00 (-0.05)**
- **Orders received during the year increased by 46 percent to SEK 441 M (303)**
- **Liquid funds of SEK 100.1 M (31.5)**
- **The restructuring program to accomplish savings completed**

Subsequent events after the end of the period

- **Eroski's integrated hypermarkets choose Pricer ESL**
- **Metro Cash & Carry accelerates ESL deployment**

Operations

The board initiated changes during the year including the planning and implementation of a restructuring program in order to resize the company to profitability. The program is mostly completed with more synergies to be effected in 2008. Pricer is launching a complete line of electronic paper displays, branded DotMatrix, to complement its electronic shelf label ("ESL") offering and expand the ESL grocery market. This will serve to establish a firm foothold in non-grocery retail, specifically specialty and large item retail.

Charles Jackson, Vice President Sales and Marketing since 2002, was appointed CEO per September 1, 2007.

Orders received in the fourth quarter amounted to SEK 89 M (71). Orders in the year increased by 46 percent and amounted to SEK 441 M (303). It should be noted that part of the increase is due to deliveries to Ishida in previous years and up to March 31, 2007 were covered by a large order. It should, furthermore, be noted that Eldat was acquired in August of 2006 and, hence, is included in the numbers only from that date. The order back log at the end of December amounted to approximately SEK 71 M (75). The majority of Pricer's orders are in USD and EUR.

The market and market activities

In 2007, Pricer made significant progress and demonstrated improved financial performance. While 2007 revenue was impacted by the retail concerns on credit, our clients demonstrated a continued confidence and reliability on ESL automation as part of their operational efficiency programs. Sales improved moderately to SEK 432 M (410) with continued strong revenues from leading retailers such as Carrefour, Metro and Casino in Europe, and York Benimaru in Japan. The continued expansion of Pricers' clients' ESL programs in their world operations is noteworthy.

Strong sales in Europe and Japan compensated for continued slowness in the US market. In 2007, Pricer installed 600 new stores not including the continued Metro migration of its German Cash & Carry-chain. Pricer delivered 12 million ESL in 2007 and has delivered totally 55 million labels worldwide since inception and maintains a 60 percent market share. Today, Pricer has installed over 3,600 stores in over 30 countries.

Highlights in the year included the market acceptance of the DotMatrix electronic bi-stable displays by several leading European and US chains, a stronger pilot pipeline characterized by both food, such as Auchan and Cora, and non-food large item retailers such as Castorama and Praktiker. Highlights also include positive signals coming from the UK where Pricer has two distributors, Toshiba Tec and Herbert Retail now that the product offering is more complete. Spain shows signs of entering into a growth phase and Pricer is especially positioned for this market with the deployment of Carrefour and Cepsa. The recent success with Eroski for its 2008 program further strengthens the presence in that market.

Furthermore, other significant highlights include the 1,000th store installed in Japan by Pricer partner Ishida. A licensing agreement was also signed with Ishida for development, marketing and sales of wireless graphic display labels mainly for the Japanese market. In April Pricer received a first payment for this right of SEK 14 M, to be followed by an additional SEK 21 M approximately, in the form of goods or cash, on attainment of certain targets in the next few years. Pricer will also receive volume-based royalties, expected as from the end of 2008.

Pricer expects the prospects in the U.S. market to eventually lead to orders even though the time to closure is longer than earlier anticipated. Installations of ten stores have occurred for one customer during 2007 and further stores are being equipped in 2008. Pilots and initial installations are also in place at other customers and decisions are expected in the future on purchases of ESL systems on a wider scale.

In Pricer's view, the market for ESL is showing sustained positive development. Pricer has the only ESL platform to support both segment based display and bi-stable display devices, and this will continue to expand market interest beyond the established markets. The signals from Pricer's prioritized geographical markets continue to be clear, and there is interest also outside established markets. The number of installations grows globally which influences also other retail chains to evaluate to include ESL as an operating tool in their processes to improve efficiency.

Net sales and result

Net sales amounted to SEK 133.4 M (113.7) during the fourth quarter and for the year to SEK 432.3 M (409.9) equivalent of an increase of 5 percent. Eldat was acquired in August 2006 and is included from that date. Deliveries in 2007 went mainly to customers in Japan, Germany and France. As compared to 2006 particularly deliveries to Carrefour in France are lower due to roll-out programs to the hypermarkets at Carrefour that took place during earlier years.

Gross profit increased to SEK 45.0 M (30.8) and the gross margin improved to 34 (27) percent for the quarter. Gross profit for the full year was SEK 132.0 M (89.7) and the gross margin improved to 31 (22) percent. The stronger gross margin is mainly attributable to an improved market mix of sales and reduced unit costs but also to the weaker US-dollar as all purchases are being made in US-dollars.

Other operating income of SEK 6.3 M in the quarter is attributable to release of certain provisions relating to the sale of Intactix in 2000 and an insurance claim settlement. This, in addition to the first payment from the license agreement with Ishida of SEK 14.0 M earlier in the year gave total other operating items of SEK 20.6 M (-0.2).

Operating expenses decreased to SEK 30.6 M (39.0) for the quarter and increased to SEK 146.6 M (130.5) for the year. The effects of the restructuring program are starting to appear in the quarter and additional effects are expected in 2008. Expenses in the year include provisions of approximately SEK 12 M primarily for contractual severance payments to the parting CEO and compensation to other employees also leaving Pricer as part of the restructuring program. As compared to 2006 the increase is primarily related to the consolidation of Eldat. Operating expenses have also been affected by depreciation of intangible assets relating to the acquisition of Eldat and expenses relating to employee options.

The operating result amounted to SEK 20.7 M (-8.4) for the quarter and SEK 6.0 M (-41.0) for the year which is the first year in the history in Pricer with a positive result.

Net financial items amounted to SEK 0.0 M (-5.1) for the quarter and consisted of positive currency effects from revaluations of cash positions in foreign currencies and interest income from cash positions, offset by interest on convertible debentures and bank loans. Net financial items for the year as a whole amounted to SEK -7.2 M (-8.1).

The net result was SEK 21.3 M (-12.4) for the quarter and SEK 1.0 M (-48.0) for the year.

Net sales and operating result, SEK M

	Oct-Dec 2007	Oct-Dec 2006	Jan-Dec 2007	Jan-Dec 2006
Net sales	133.4	113.7	432.3	409.9
Cost of goods sold	-88.4	-82.9	-300.3	-320.2
Gross profit	45.0	30.8	132.0	89.7
Gross margin, %	34	27	31	22
Other operating items	6.3	-0.2	20.6	-0.2
Expenses	-30.6	-39.0	-146.6	-130.5
Operating result	20.7	-8.4	6.0	-41.0

Financial position

Cash flow from operating activities amounted to SEK 34.0 M (-1.7) for the fourth quarter and to SEK 27.2 M (-54.0) for the year. Cash flow has improved considerably during 2007 through improved results and reduced working capital, especially lower inventory levels. Working capital amounted to SEK 80.1 M (102.1) at the end of the year. As from 2007 working capital does not include deferred tax and provisions and, hence, comparative numbers have been adjusted. Liquid funds as of December 31, 2007 amounted to SEK 100.1 M (31.5).

Cash flow from financing activities amounted to SEK -5.6 M (8.3) for the quarter and included repayment of bank loans and for the year to SEK 37.4 M (23.4). This cash flow consisted of liquidity from convertible loan reduced by repayment of loans.

Pricer strengthened its financial situation and cash position through the issue of convertible debentures of SEK 74.9 M in April 2007. The duration of the debentures is two years with approximately 8 percent annual interest (6 months STIBOR +4.5 percent) and can be converted to shares in Pricer at a share price of SEK 0.70, corresponding to a dilution of about 9 percent. In line with IFRS a portion of the debenture loans is accounted as equity and, furthermore, an adjustment is being made to the interest expense during the duration of the loans.

The loan of SEK 20 M from a Swedish bank was paid back in August in view of the additional liquidity from the convertible debentures. However, the loan is still available in the form of a promissory facility.

Total assets amount to SEK 532.5 M (494.4) at the end of the year and consist of intangible assets of SEK 265.8 M (282.2) primarily from the acquisition of Eldat in 2006. The largest component is a goodwill item amounting to SEK 234 M. The acquisition of Eldat gave Pricer the market leader position in the ESL industry and synergies from the merger continue to be realised. The value of the goodwill is based on the expected cash flow of Pricer as a whole as the business of Eldat has been absorbed within Pricer.

Capital expenditure

Total net capital expenditure amounted to SEK 0.1 M (2.8) for the quarter and SEK -4.9 M (9.9) for the year. The negative investment during the year consists of a reduction in the purchase price of Eldat based on a warranty claim settlement between the parties.

Personnel

The average number of employees during the quarter was 87 (94) and for the year 95 (108). The number of employees as of December 31, 2007 was 83 (110) out of which 20 employees are in the process of leaving their employment and will not affect the results going forward.

Parent company

The parent company had net sales of SEK 100.0 M (56.5) in the fourth quarter and SEK 326.6 M (288.9) in the year, which included transactions within the group of SEK 109.6 M (148.5). The result before tax was SEK 26.1 M (-16.0) for the quarter and SEK 30.2 M (-39.2) in the year and capital expenditures were SEK 1.0 M (3.2) for the year. The parent company had liquid funds of SEK 91.3 M (23.0) as of December 31, 2007.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the annual report.

Related party transaction

There have been no significant transactions with related parties which has a material impact on the financial standing and results of Pricer.

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report. For the parent company Pricer follows RR32:6.

Subsequent events

Spain's second largest retailer, Eroski, has placed an initial order for four hypermarkets comprising over 100,000 ESL to be installed within the next three months. Eroski has indicated their intention to install a minimum of six hypermarkets with Pricer in 2008.

Metro Cash & Carry Germany has accelerated the deployment of their ESL upgrade program in Germany. Orders have been placed for the replacement of all labels in the last 18 Cash & Carry stores with a total value of over SEK 20 M with deliveries taking place during the first half of 2008.

Outlook

Pricer, having focused on immediate cost restructuring and now seeing gross margin improvements, expects continued strengthened profit during 2008 even with moderate volume growth.

Annual General Meeting and dividend

The Annual General Meeting 2008 will be held at 4 pm on April 1, 2008 at Scandic Infra City, Upplands Väsby. The Board of Directors proposes that no dividend will be paid. It is expected that the Annual Report will be published in March, 2008 at Pricer's web-site.

Next reporting date

The interim report for January-March 2008 will be published on May 8, 2008.

Sollentuna, February 15, 2008
Pricer AB (publ)

Elie Barr
Director

Jan Forssjö
Director

Daniel Furman
Director

Akbar Seddigh
Chairman

Magnus Schmidt
vice Chairman

In its capacity as issuer, Pricer AB is releasing the information in this year-end report for January-December 2007 in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 11.00 hrs CEST on Friday February 15, 2008.

For further information, please contact:
Charles Jackson, President and CEO, Pricer AB +46 8 505 582 00

Pricer *provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,000 installations across three continents with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 4 2007	Q 4 2006	Full year 2007	Full year 2006
Net sales	**133,4**	**113,7**	**432,3**	**409,9**
Cost of goods sold	-88,4	-82,9	-300,3	-320,2
Gross profit	**45,0**	**30,8**	**132,0**	**89,7**
Other operating items, net	6,3	-0,2	20,6	-0,2
Selling and administrative expenses	-24,5	-31,5	-114,7	-95,3
Research and development expenses	-6,1	-7,5	-31,9	-35,2
Operating result	**20,7**	**-8,4**	**6,0**	**-41,0**
Net financial items	0,0	-5,1	-7,2	-8,1
Result before tax	**20,7**	**-13,5**	**-1,2**	**-49,1**
Tax on result for the period	0,6	1,1	2,2	1,1
Net result for the period	**21,3**	**-12,4**	**1,0**	**-48,0**
Attributable to:				
Equity holders of the Parent Company	21,3	-12,3	0,9	-46,5
Minority interest	0,0	-0,1	0,1	-1,5
Net result for the period	**21,3**	**-12,4**	**1,0**	**-48,0**

Earnings per share, number of shares	**Q 4 2007**	**Q 4 2006**	**Full year 2007**	**Full year 2006**
Earnings per share before dilution, SEK	0,02	-0,01	0,00	-0,05
Earnings per share after dilution, SEK	0,02	-0,01	0,00	-0,05
Number of shares, millions	1 016	1 016	1 016	853
Number of shares after dilution, millions	1 153	1 016	1 153	853

NET SALES BY GEOGRAPHICAL MARKET Amounts in SEK M	**Q 4 2007**	**Q 4 2006**	**Full year 2007**	**Full year 2006**
Nordic Countries	7,8	6,3	23,6	15,5
Rest of Europe	78,2	67,1	250,1	265,3
Asia	41,4	38,0	142,5	115,6
Rest of the world	6,0	2,3	16,1	13,5
Total net sales	**133,4**	**113,7**	**432,3**	**409,9**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2007-12-31	2006-12-31
Intangible fixed assets	265,8	282,2
Tangible fixed assets	5,6	8,1
Financial assets	0,1	0,2
Total fixed assets	**271,5**	**290,5**
Inventories	28,8	64,6
Other receivables	132,1	107,8
Cash and cash equivalents	100,1	31,5
Total current assets	**261,0**	**203,9**
TOTAL ASSETS	**532,5**	**494,4**
Shareholders' equity	356,4	353,1
Equity, minority interest	0,1	0,1
Total equity	**356,5**	**353,2**
Long-term liabilities	73,0	25,2
Short-term liabilities	103,0	116,0
Total liabilities	**176,0**	**141,2**
TOTAL EQUITY AND LIABILITIES	**532,5**	**494,4**
Pledged assets	310,9	77,2
Contingent liabilities	1,2	1,1
Shareholders' equity per share, SEK	0,35	0,35
Shareholders' equity, SEK, after dilution	0,31	0,35

CHANGE IN EQUITY

Amounts in SEK M	Full year 2007	Full year 2006
Equity at start of period	**353,2**	**152,1**
New share issue	-	253,9
New group structure	-10,9	0,0
Translation difference	5,5	-4,3
Shareholder contribution, minority	-	0,6
Change in shareholder minority	0,0	-1,1
Issued employee options	3,2	-
Additional interest on convertible	4,5	-
Net result for the period	1,0	-48,0
Equity at end of period	**356,5**	**353,2**
Attributable to:		
- Equity holders of the Parent Company	356,4	353,1
- Minority interest	0,1	0,1
Total	**356,5**	**353,2**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 4 2007	Q 4 2006	Full year 2007	Full year 2006
Net result after financial items	20,7	-13,5	-1,2	-49,1
Adjustment for non-cash items	-0,7	8,2	9,2	15,4
Paid tax	-0,1	-	-0,1	-0,5
Change in working capital	14,1	3,6	19,3	-19,8
Cash flow from operating activities	**34,0**	**-1,7**	**27,2**	**-54,0**
Cash flow from investing activities	**-0,1**	**-2,8**	**4,9**	**-9,9**
Cash flow from financing activities	**-5,6**	**8,3**	**37,4**	**23,4**
Cash flow for the period	**28,3**	**3,8**	**69,5**	**-40,5**
Cash and cash equivalents at start of period	**73,8**	**26,9**	**31,5**	**72,4**
Exchange rate difference in cash and cash equivalents	-2,0	0,8	-0,9	-0,4
Cash and cash equivalents at end of period 1)	**100,1**	**31,5**	**100,1**	**31,5**
Unutilised bank overdraft facilities	-	-	-	-
Disposable funds at end of period	**100,1**	**31,5**	**100,1**	**31,5**
1) Whereof blocked accounts	1,2	1,1	1,2	1,1

KEY RATIOS, GROUP

Amounts in SEK M	Q 4 2007	Q 3 2007	Q 2 2007	Q 1 2007
Order entry	89,3	115,0	145,3	91,1
Order entry - moving 4 quarters	440,7	421,9	350,3	234,6
Net sales	133,4	131,9	102,9	64,1
Net sales - moving 4 quarters	432,3	412,6	406,6	406,5
Operating result	20,7	-0,8	-10,7	-3,2
Operating result - moving 4 quarters	6,0	-22,9	-19,4	-23,0
Result for the period	21,3	-5,4	-12,2	-2,7
Cash flow from operating activities	34,0	-3,2	-5,6	4,6
Cash flow from op.activities - moving 4 quarters	29,8	-7,7	-28,7	-37,7
Number of employees, end of period	83	93	96	102
Equity ratio	65%	65%	67%	73%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 4 2007	Q 4 2006	Full year 2007	Full year 2006
Net sales	**100,0**	**56,5**	**326,6**	**288,9**
Cost of goods sold	-70,0	-44,1	-241,2	-240,4
Gross profit	**30,0**	**12,4**	**85,4**	**48,5**
Other operating income	3,9	1,0	17,9	1,0
Other operating costs	-	-0,1	-	-0,1
Selling and administrative expenses	-10,4	-11,5	-58,1	-47,6
Research and development expenses	-4,5	-4,3	-20,4	-27,9
Operating result	**19,0**	**-2,5**	**24,8**	**-26,1**
Result from participations in group companies	-	-13,2	-	-12,2
Net financial items	7,1	-0,3	5,4	-0,9
Result before tax	**26,1**	**-16,0**	**30,2**	**-39,2**
Tax on result for the period	-	-	-	-
Net result for the period	**26,1**	**-16,0**	**30,2**	**-39,2**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	2007-12-31	2006-12-31
Intangible fixed assets	2,2	4,5
Tangible fixed assets	3,8	6,1
Financial assets	348,2	279,6
Total fixed assets	**354,2**	**290,2**
Inventories	22,0	47,4
Current receivables	67,1	62,0
Cash and cash equivalents	91,3	23,0
Total current assets	**180,4**	**132,4**
TOTAL ASSETS	**534,6**	**422,6**
Shareholders' equity	397,2	359,9
Total equity	**397,2**	**359,9**
Long-term liabilities	73,0	9,2
Current liabilities	64,4	53,5
Total liabilities	**137,4**	**62,7**
TOTAL EQUITY AND LIABILITIES	**534,6**	**422,6**
Pledged assets	295,5	34,8
Contingent liabilities	0,2	0,2


Order Entry, SEK M
600
500
400
300
200
100
0
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
Quarter
Moving 4 quarters


Net Sales, SEK M
600
500
400
300
200
100
0
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
Quarter
Moving 4 quarters


Gross margin, %
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
35
30
25
20
15
10
5
0
Quarter
Moving 4 quarters


Operating Result, SEK M
25
0
-25
-50
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
50
25
0
-25
-50
-75
Quarter
Moving 4 quarters


Number of Employees
140
120
100
80
60
40
20
0
Q 4 '06
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07

END